SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

MARRONE BIO INNOVATIONS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

Saffron Hill Ventures Ltd., 3rd Floor, 24 Chiswell Street, London EC1Y 4YX, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 57165B106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill Ventures 2 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,165,283*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,165,283*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,283*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%**
14	TYPE OF REPORTING PERSON (see instructions) PN

*	Represents the 1,165,283 shares of common stock, par value $0.00001 (“Common Stock”) of Marrone Bio Innovations, Inc. (“MBII”) held of record by Saffron Hill Ventures 2 Limited Partnership (the “Partnership”).
**	This calculation is based on a total of 31,350,877 shares of Common Stock outstanding as of April 28, 2017, as last reported by MBII pursuant to the prospectus supplement to its Form S-3 filed with the SEC on April 25, 2017.

CUSIP NO. 57165B106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill MGP2 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,165,283*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,165,283*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,283*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%**
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Represents the 1,165,283 shares of Common Stock of MBII held of record by the Partnership.
**	This calculation is based on a total of 31,350,877 shares of Common Stock outstanding as of April 28, 2017, as last reported by MBII pursuant to the prospectus supplement to its Form S-3 filed with the SEC on April 25, 2017.

CUSIP NO. 57165B106	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Saffron Hill Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,165,283*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,165,283*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,283*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%**
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Represents the 1,165,283 shares of Common Stock of MBII held of record by the Partnership.
**	This calculation is based on a total of 31,350,877 shares of Common Stock outstanding as of April 28, 2017, as last reported by MBII pursuant to the prospectus supplement to its Form S-3 filed with the SEC on April 25, 2017.

CUSIP NO. 57165B106	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Ranjeet Bhatia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,502*
	8	SHARED VOTING POWER 1,165,283**
	9	SOLE DISPOSITIVE POWER 20,502*
	10	SHARED DISPOSITIVE POWER 1,165,283**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,502*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒***
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%****
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Represents the 20,502 shares of Common Stock of MBII held of record by Mr. Bhatia.
**	Represents the 1,165,283 shares of Common Stock of MBII held of record by the Partnership.
***	Mr. Bhatia specifically disclaims beneficial ownership in the 1,165,283 shares of Common Stock held of record by the Partnership reported herein except to the extent of his pecuniary interest therein.
****	This calculation is based on a total of 31,350,877 shares of Common Stock outstanding as of April 28, 2017, as last reported by MBII pursuant to the prospectus supplement to its Form S-3 filed with the SEC on April 25, 2017

CUSIP NO. 57165B106	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS Shawn Luetchens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,165,283*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,165,283*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%***
14	TYPE OF REPORTING PERSON (see instructions) IN

*	Represents the 1,165,283 shares of Common Stock of MBII held of record by the Partnership.
**	Mr. Luetchens specifically disclaims beneficial ownership in the 1,165,283 shares of Common Stock held of record by the Partnership reported herein except to the extent of his pecuniary interest therein.
***	This calculation is based on a total of 31,350,877 shares of Common Stock outstanding as of April 28, 2017, as last reported by MBII pursuant to the prospectus supplement to its Form S-3 filed with the SEC on April 25, 2017

CUSIP NO. 57165B106	13D	Page 7 of 8 Pages

This Amendment No. 2 to Statement on Schedule 13D (this “Amended Schedule”) is filed with respect to 1,165,283 shares of the Common Stock, par value $0.00001 per share (the “Common Stock”), of Marrone Bio Innovations, Inc. (“MBII”) held by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (the “Partnership”). The general partner of the Partnership is Saffron Hill MGP2 Limited, a United Kingdom limited company (the “General Partner”), and the General Partner is a subsidiary of Saffron Hill Ventures Limited, a United Kingdom limited company (the “Parent Company,” and together with the Partnership and the General Partner, the “Saffron Entities”). The Partnership owns a minority interest in the General Partner and has the power to appoint the directors of the General Partner. The 1,165,283 shares of Common Stock held by the Partnership are referred to herein as the “Shares.” This Amended Schedule amends, as set forth below, the Statement on Schedule 13D filed by the Saffron Entities, Ranjeet Bhatia, an individual, and Shawn Luetchens, an individual (together with the Saffron Entities and Mr. Bhatia, the “Reporting Persons”), with respect to MBII on January 8, 2014 and as amended on January 16, 2014 (the “Original Schedule 13D”).

This Amended Schedule is being filed jointly by the Reporting Persons pursuant to that certain Agreement to File Schedule 13D Jointly, dated January 6, 2014, between the Reporting Persons and attached as Exhibit 99.2 to the Original Schedule 13D.

As of February 10, 2017, the Reporting Persons beneficially own less than five percent of MBII’s outstanding Common Stock. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) The Partnership is the holder of record of the Shares, which, in the aggregate, constitute 3.7% of MBII’s outstanding Common Stock. The Parent, Mr. Bhatia and Mr. Luetchens may be deemed to control the General Partner, which controls the Partnership. Thus, each of the Parent, the General Partner, the Partnership, Mr. Bhatia and Mr. Luetchens may be considered to have beneficial ownership of the Shares. Mr. Bhatia and Mr. Luetchens specifically disclaim beneficial ownership in the 1,165,283 shares of Common Stock held of record by the Partnership reported herein except to the extent of their pecuniary interest therein.

Mr. Bhatia individually owns 20,502 shares of the Common Stock of MBII (the “Bhatia Shares”), which, in the aggregate, constitute less than 0.1% of MBII’s outstanding Common Stock.

(b) The Partnership has both voting and investment power with respect to the Shares. However, Mr. Bhatia and Mr. Luetchens, each a director of the General Partner, may be deemed to control the Partnership, and direct the investments of the Partnership. In addition, the Parent is the sole owner of all the equity interests of the Partnership. Thus, the Parent, the General Partner, the Partnership, Mr. Bhatia, and Mr. Luetchens may be deemed to share voting power and investment power with respect to the Shares. Mr. Bhatia and Mr. Luetchens specifically disclaim beneficial ownership in the 1,165,283 shares of Common Stock held of record by the Partnership reported herein except to the extent of their pecuniary interest therein.

Mr. Bhatia has the sole power to vote or to direct the vote and the sole power dispose or to direct the disposal of the Bhatia Shares.

(c) The transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth on Exhibit 99.5 hereto.

(d) Not applicable.

(e) The Reporting Persons ceased to beneficially own more than five percent of MBII’s outstanding Common Stock on February 10, 2017.

Item 7. Material to be Filed as Exhibits

Item 5 is hereby amended to add the following:

Exhibit No.	Description of Exhibit

99.5	Transactions During the Past Sixty Days.

CUSIP NO.57165B106	13D	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2017

RANJEET BHATIA

/s/ Ranjeet Bhatia

SHAWN LUETCHENS

/s/ Shawn Luetchens

SAFFRON HILL VENTURES 2 LIMITED PARTNERSHIP

By:	Saffron Hill MGP2 Limited, its General Partner

	By:	/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia Title: Director

SAFFRON HILL MGP2 LIMITED

By:	/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia Title: Director

SAFFRON HILL VENTURES LIMITED

By:	/s/ Ranjeet Bhatia
Name: Ranjeet Bhatia Title: Director